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
Supplemental Material for Financial Results for FY2010 First Quarter (Consolidated)
( U.S. GAAP )
-------------
--------------------------------------------------------------------------------------------------------    ------------------------
                                    FY2009                                                      FY2010         FY2010     Forecast
                                  ----------------------------------------------              ----------    ------------
                                                                                                             First half
                                       1Q          2Q         3Q          4Q       12 months      1Q         6 months    12 months
                                   (2008/4-6)  (2008/7-9) (2008/10-12)(2009/1-3) ('08/4-'09/3)(2009/4-6)    (2009/4-9) ('09/4-'10/3)
--------------------------------------------------------------------------------------------------------   -------------------------
  Vehicle Production
  (thousands of units)                2,137       1,952        1,751     1,211         7,051    1,319
  ------------------------------------------------------------------------------------------------------
      (Japan)
        - including Daihatsu & Hino   1,252       1,198        1,088       716         4,255      761
       [Daihatsu]                  [    197 ] [     190 ] [      193 ] [   191 ] [       771 ] [  159 ]
       [Hino]                      [     28 ] [      29 ] [       21 ] [    13 ] [        91 ] [   13 ]
    ----------------------------------------------------------------------------------------------------
      (Overseas)
        - including Daihatsu & Hino     885         754          663       495         2,796      558
       [Daihatsu]                  [     34 ] [      36 ] [       29 ] [    25 ] [       124 ] [   25 ]
       [Hino]                      [     -- ] [      -- ] [       -- ] [    -- ] [        -- ] [   -- ]
       -------------------------------------------------------------------------------------------------
             North America              326         237          208       148           919      201
       -------------------------------------------------------------------------------------------------
                 Europe                 168         126           99        89           482       93
       -------------------------------------------------------------------------------------------------
                  Asia                  263         259          250       176           947      192
       -------------------------------------------------------------------------------------------------
       Central and South America         40          44           37        29           151       34
       -------------------------------------------------------------------------------------------------
                Oceania                  38          38           31        23           130       19
       -------------------------------------------------------------------------------------------------
                 Africa                  50          50           38        30           167       19
--------------------------------------------------------------------------------------------------------    ------------------------
  Vehicle Sales
  (thousands of units)                2,186       2,064        1,838     1,479         7,567    1,401           3,030        6,600
  ------------------------------------------------------------------------------------------------------    ------------------------
      (Japan)
        - including Daihatsu & Hino     512         504          465       464         1,945      407                        2,020
       [Daihatsu]                  [    145 ] [     142 ] [      140 ] [   162 ] [       589 ] [  127 ]                   [    550 ]
       [Hino]                      [      9 ] [      11 ] [        8 ] [     7 ] [        35 ] [    5 ]                   [     30 ]
    ----------------------------------------------------------------------------------------------------                ------------
      (Overseas)
        - including Daihatsu & Hino   1,674       1,560        1,373     1,015         5,622      994                        4,580
       [Daihatsu]                  [     59 ] [      57 ] [       45 ] [    33 ] [       194 ] [   31 ]                   [    140 ]
       [Hino]                      [     19 ] [      17 ] [       16 ] [    11 ] [        63 ] [   13 ]                   [     50 ]
       -------------------------------------------------------------------------------------------------                ------------
             North America              729         629          521       334         2,212      387                        1,860
       -------------------------------------------------------------------------------------------------                ------------
                 Europe                 301         277          235       248         1,062      213                          920
       -------------------------------------------------------------------------------------------------                ------------
                  Asia                  262         247          222       173           905      194                          760
       -------------------------------------------------------------------------------------------------                ------------
       Central and South America         85          82           67        45           279       44                          190
       -------------------------------------------------------------------------------------------------                ------------
                Oceania                  81          68           62        50           261       51                          240
       -------------------------------------------------------------------------------------------------                ------------
                 Africa                  77          81           79        52           289       36                          200
       -------------------------------------------------------------------------------------------------                ------------
              Middle East               137         174          185       111           606       68                          410
       -------------------------------------------------------------------------------------------------                ------------
                 Other                    2           2            2         2             8        1
--------------------------------------------------------------------------------------------------------    ------------------------
  Total Retail Unit Sales
  (thousands of units)                2,406       2,233        1,920     1,768         8,327    1,796
  ------------------------------------------------------------------------------------------------------    ------------------------
  Housing Sales (units)                 916       1,520        1,501     1,505         5,442      774                        5,400
--------------------------------------------------------------------------------------------------------    ------------------------

                                  Supplemental 1

Supplemental Material for Financial Results for FY2010 First Quarter (Consolidated)
( U.S. GAAP )
-------------
--------------------------------------------------------------------------------------------------------    ------------------------
                                    FY2009                                                      FY2010         FY2010     Forecast
                                  ----------------------------------------------              ----------    ------------
                                                                                                             First half
                                       1Q          2Q         3Q          4Q       12 months      1Q          6 months   12 months
                                   (2008/4-6)  (2008/7-9) (2008/10-12)(2009/1-3) ('08/4-'09/3)(2009/4-6)     (2009/4-9)('09/4-'10/3)
--------------------------------------------------------------------------------------------------------    ------------------------
  Foreign Exchange Rates
    ----------------------------------------------------------------------------------------------------    ------------------------
      Yen to US Dollar Rate             105         108         96          94         101         97                    as premise:
                                                                                                                                92
    ----------------------------------------------------------------------------------------------------                ------------
      Yen to Euro Rate                  163         162        127         122         144        133                    as premise:
                                                                                                                               131
--------------------------------------------------------------------------------------------------------    ------------------------
  Market Share (Japan)
    ----------------------------------------------------------------------------------------------------    ------------------------
      Toyota (excluding                                                                                               approximately:
      Mini-Vehicles)(%)                47.4        44.8       48.2        44.8        46.0       46.3                          46%
    ----------------------------------------------------------------------------------------------------                ------------
      Toyota, Daihatsu and Hino
      (including Mini-Vehicles)(%)     43.6        41.5       43.7        41.0        42.4       42.8
--------------------------------------------------------------------------------------------------------    ------------------------
  Number of Employees               323,650     324,537    322,045     320,808     320,808    324,222   (Note 1)
--------------------------------------------------------------------------------------------------------    ------------------------
  Net Revenues (billions of yen)    6,215.1     5,975.3    4,802.8     3,536.3    20,529.5    3,836.0         7,800.0     16,800.0
    ----------------------------------------------------------------------------------------------------    ------------------------
    Geographic Information
    ----------------------------------------------------------------------------------------------------    ------------------------
                 Japan              3,660.8     3,546.5    3,014.1     1,965.3    12,186.7    2,181.8
      --------------------------------------------------------------------------------------------------
             North America          2,091.1     1,861.9    1,339.0       930.9     6,222.9    1,175.2
      --------------------------------------------------------------------------------------------------
                Europe                916.2       867.7      660.5       568.7     3,013.1      515.1
      --------------------------------------------------------------------------------------------------
                 Asia                 798.3       827.7      683.9       409.5     2,719.4      494.1
      --------------------------------------------------------------------------------------------------
                 Other                628.7       592.7      381.5       280.0     1,882.9      343.3
      --------------------------------------------------------------------------------------------------
              Elimination          -1,880.0    -1,721.2   -1,276.2      -618.1    -5,495.5     -873.5
    ----------------------------------------------------------------------------------------------------    ------------------------
    Business Segment
    ----------------------------------------------------------------------------------------------------    ------------------------
              Automotive            5,720.9     5,439.8    4,311.1     3,092.9    18,564.7    3,413.0
      --------------------------------------------------------------------------------------------------
          Financial Services          363.1       374.6      346.6       293.2     1,377.5      320.1
      --------------------------------------------------------------------------------------------------
               All Other              288.2       314.2      294.3       288.2     1,184.9      204.1
      --------------------------------------------------------------------------------------------------
              Elimination            -157.1      -153.3     -149.2      -138.0      -597.6     -101.2
--------------------------------------------------------------------------------------------------------    ------------------------
  Operating Income (billions of yen)  412.5       169.5     -360.6      -682.5    -4,610.0     -194.9          -400.0       -750.0
    (Operating Income Ratio) (%)   (    6.6 )(      2.8 ) (   -7.5 ) (   -19.3 )(     -2.2 ) (   -5.1 )     (    -5.1 ) (     -4.5 )
    ----------------------------------------------------------------------------------------------------    ------------------------
    Geographic Information
    ----------------------------------------------------------------------------------------------------    ------------------------
                 Japan                217.1       104.6     -164.2      -395.0      -237.5     -212.0
      --------------------------------------------------------------------------------------------------
             North America             69.1       -34.9     -247.4      -177.0      -390.2       -3.7
      --------------------------------------------------------------------------------------------------
                Europe                 20.3       -11.5      -43.4      -108.7      -143.3      -20.4
      --------------------------------------------------------------------------------------------------
                 Asia                  69.3        67.8       40.5        -1.6       176.1       26.9
      --------------------------------------------------------------------------------------------------
                 Other                 44.5        34.6       33.5       -25.1        87.6       17.4
      --------------------------------------------------------------------------------------------------
              Elimination              -7.8         8.9       20.4        24.9        46.3       -3.1
    ----------------------------------------------------------------------------------------------------    ------------------------
    Business Segment
    ----------------------------------------------------------------------------------------------------    ------------------------
              Automotive              332.3       133.6     -232.7      -628.1      -394.8     -239.1
      --------------------------------------------------------------------------------------------------
          Financial Services           79.1        28.1     -123.9       -55.4       -72.0       49.6
      --------------------------------------------------------------------------------------------------
               All Other                2.9         8.9        0.0        -1.9         9.9       -4.6
      --------------------------------------------------------------------------------------------------
              Elimination              -1.8        -1.1       -4.0         2.9        -4.1       -0.8
--------------------------------------------------------------------------------------------------------    ------------------------
  Income before income taxes
  (billions of yen)                   453.0       183.4     -282.1      -914.7      -560.4     -138.5          -350.0       -700.0
   (Income before income taxes
   Ratio) (%)                      (    7.3 )(      3.1 ) (   -5.9 ) (   -25.9 )(     -2.7 ) (   -3.6 )     (    -4.5 ) (     -4.2 )
--------------------------------------------------------------------------------------------------------    ------------------------
  Equity in Earnings
  of Affiliated Companies              95.0        49.1        2.3      -103.8        42.7        3.6
   (billions of  yen)
--------------------------------------------------------------------------------------------------------    ------------------------
  Net Income (billions of yen)        353.6       139.8     -164.7      -765.8      -437.0      -77.8          -250.0       -450.0
                                                                                                                            (Note 2)
   (Net Income Ratio) (%)          (    5.7 )(      2.3 ) (   -3.4 ) (   -21.7 )(     -2.1 ) (   -2.0 )     (    -3.2 ) (     -2.7 )
--------------------------------------------------------------------------------------------------------    ------------------------
  Shareholder Return
    ----------------------------------------------------------------------------------------------------    ------------------------
      Cash Dividends
      (billions of yen)                 --        203.7        --        109.7       313.5       --     (Note 3)
      --------------------------------------------------------------------------------------------------
        Cash Dividends Per share (yen)  --           65        --           35         100       --
      --------------------------------------------------------------------------------------------------
        Payout Ratio (%)                --         41.4        --           --          --       --
    ----------------------------------------------------------------------------------------------------
      Value of shares repurchased
      (billions of yen)                 --         69.9        --          2.8        72.8       --
    ----------------------------------------------------------------------------------------------------
      Number of shares canceled
       (thousands)                      --          --         --           --          --       --
--------------------------------------------------------------------------------------------------------    ------------------------
  Number of Outstanding Shares
   (thousands)                    3,447,997   3,447,997  3,447,997   3,447,997   3,447,997  3,447,997
--------------------------------------------------------------------------------------------------------    ------------------------

                                 Supplemental 2

Supplemental Material for Financial Results for FY2010 First Quarter (Consolidated)
( U.S. GAAP )
-------------
--------------------------------------------------------------------------------------------------------    ------------------------
                                    FY2009                                                      FY2010         FY2010     Forecast
                                  ----------------------------------------------              ----------    ------------
                                                                                                             First half
                                       1Q          2Q         3Q          4Q       12 months      1Q          6 months    12 months
                                   (2008/4-6)  (2008/7-9) (2008/10-12)(2009/1-3) ('08/4-'09/3)(2009/4-6)     (2009/4-9)('09/4-'10/3)
--------------------------------------------------------------------------------------------------------    ------------------------
  R&D Expenses (billions of yen)      234.2       243.5      215.4       210.9       904.0      204.8           430.0        820.0
--------------------------------------------------------------------------------------------------------    ------------------------
  Depreciation Expenses
   (billions of yen)                  245.3       275.6      270.1       281.1     1,072.1      233.8  (Note 4) 480.0      1,000.0
    ----------------------------------------------------------------------------------------------------    ------------------------
      Geographic Information
      --------------------------------------------------------------------------------------------------    ------------------------
                 Japan                147.6       172.9      183.4       195.3       699.2      149.7                       660.0
      --------------------------------------------------------------------------------------------------                ------------
             North America             44.2        46.9       40.3        46.0       177.4       42.9                       180.0
      --------------------------------------------------------------------------------------------------                ------------
                Europe                 23.8        25.7       18.8        13.6        81.9       17.6                        70.0
      --------------------------------------------------------------------------------------------------                ------------
                 Asia                  19.0        19.4       19.9        16.7        75.0       15.3                        60.0
      --------------------------------------------------------------------------------------------------                ------------
                 Other                 10.7        10.7        7.7         9.5        38.6        8.3                        30.0
------------------------------------------------------------------------------------------------------------------------------------
  Capital Expenditures
  (billions of yen)                   268.4       357.1      301.9       375.1     1,302.5      141.8  (Note 4) 380.0       830.0
    ----------------------------------------------------------------------------------------------------    ------------------------
      Geographic Information
      --------------------------------------------------------------------------------------------------    ------------------------
                 Japan                148.9       211.6      190.3       245.7       796.5       98.6                       530.0
      --------------------------------------------------------------------------------------------------                ------------
             North America             73.3        87.7       64.2        69.7       294.9       25.3                       140.0
      --------------------------------------------------------------------------------------------------                ------------
                Europe                 20.3        30.2       31.1        30.3       111.9        6.2                        50.0
      --------------------------------------------------------------------------------------------------                ------------
                 Asia                  12.7        20.6       10.2        13.6        57.1        7.8                        70.0
      --------------------------------------------------------------------------------------------------                ------------
                 Other                 13.2         7.0        6.1        15.8        42.1        3.9                        40.0
--------------------------------------------------------------------------------------------------------    ------------------------
  Total Liquid Assets
  (billions of yen)                                                                3,324.1             (Note 5)
--------------------------------------------------------------------------------------------------------    ------------------------
  Total Assets (billions of yen)   34,185.5    32,898.6   29,591.0    29,062.0    29,062.0   29,404.5
--------------------------------------------------------------------------------------------------------
  Toyota Motor Corporation
  Shareholders' Equity             12,253.0    11,927.0   10,803.2    10,061.2    10,061.2   10,066.2
  (billions of yen)
--------------------------------------------------------------------------------------------------------    ------------------------
  Return on Equity (%)                 11.7         4.6       -5.8       -29.4        -4.0       -3.1  (Note 2)
--------------------------------------------------------------------------------------------------------
  Return on Asset (%)                   4.2         1.7       -2.1       -10.4        -1.4       -1.1  (Note 2)
--------------------------------------------------------------------------------------------------------    ------------------------
  Number of Consolidated
  Subsidiaries                                                                         529
--------------------------------------------------------------------------------------------------------
  No. of Affil. Accounted
  for Under the Equity Method                                                           56
--------------------------------------------------------------------------------------------------------    ------------------------

---------------------------------------------------------  -----------------------------------------------------------------------
  Analysis of Consolidated Net Income   (Note 2)   1Q      Cautionary Statement with Respect to Forward-Looking Statements for FY2010
   (billions of yen, approximately)            (2009/4-6)  This report contains forward-looking statements that reflect Toyota's
---------------------------------------------------------  plans and expectations.
  Effects of Sales Volume and Mix                -650.0    These forward-looking statements are not guarantees of future
---------------------------------------------------------  performance and involve known and unknown risks, uncertainties and
  Cost Reduction Efforts                           80.0    other factors that may cause Toyota's actual results, performance,
    -----------------------------------------------------  achievements or financial position to be materially different from any
      From Engineering                             50.0    future results, performance, achievements or financial position
    -----------------------------------------------------  expressed or implied by these forward-looking statements. These
      From Manufacturing and Logistics             30.0    factors include: (i) changes in economic conditions and market demand
---------------------------------------------------------  affecting, and the competitive environment in, the automotive markets
  Effects of Changes in Exchange Rates           -140.0    in Japan, North America, Europe, Asia and other markets in which
---------------------------------------------------------  Toyota operates; (ii) fluctuations in currency exchange rates,
  Reduction in Fixed Costs                        150.0    particularly with respect to the value of the Japanese yen, the U.S.
---------------------------------------------------------  dollar, the Euro, the Australian dollar, the Canadian dollar and the
  Other                                           -47.4    British pound;(iii) changes in funding environment in financial
---------------------------------------------------------  markets; (iv) Toyota's ability to realize production efficiencies and
       (Changes in Operating Income)             -607.4    to implement capital expenditures at the levels and times planned by
---------------------------------------------------------  management; (v) changes in the laws, regulations and government
  Non-operating Income                             15.9    policies in the markets in which Toyota operates that affect Toyota's
---------------------------------------------------------  automotive operations, particularly laws, regulations and government
  Equity in Earnings of Affiliated Companies      -91.4    policies relating to trade, environmental protection, vehicle
---------------------------------------------------------  emissions, vehicle fuel economy and vehicle safety, as well as changes
  Income Taxes, Net Income Attributable                    in laws, regulations and government policies that affect Toyota's
  to the Noncontrolling Interest                  251.5    other operations, including the outcome of future litigation and other
---------------------------------------------------------  legal proceedings; (vi) political instability in the markets in which
       (Changes in Net Income)          (Note 2) -431.4    Toyota operates; (vii) Toyota's ability to timely develop and achieve
---------------------------------------------------------  market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
                                                           A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
                                                           -----------------------------------------------------------------------


                                 Supplemental 3